Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            Campbell Resources reports third quarter 2008 financial results

            - Announces changes to Board of Directors
            - Campbell and Nuinsco agree to terminate consulting agreement
            - $26.3 million write-down charge taken for Copper Rand mine

            MONTREAL, Nov. 14 /CNW Telbec/ - Campbell Resources Inc. (the "Company")
("Campbell") (TSX: CCH, OTC Bulletin Board: CBLRF) today announced financial results for the third quarter and first nine months of fiscal 2008 ended
September 30, 2008.

            <<
            RECENT EVENTS

            - On September 9, 2008, the Company announced that it will be discontinuing mining operations at its Copper Rand mine by December 31,
              2008. Campbell has 100% ownership of the Copper Rand mine, an underground copper and gold mine located near the town of Chibougamau,
              Quebec.
            - On October 15, 2008, the Company announced that it suspended its bulk sample exploration program at the Corner Bay property. Campbell owns
              100% of the project subject to a 50-50 sharing of future cash flow with
              Nuinsco Resources Limited ("Nuinsco"). Corner Bay is currently fully permitted for the extraction of a 42,000 ton bulk sample. Despite the suspension of the bulk sample exploration program, the Company is moving ahead with an application for an environmental permit to allow for commercial mining of the deposit once extraction of the bulk sample is ultimately completed.
            - Also on October 15, Campbell announced that James McCartney and James
              Raymond resigned from the Board of Directors. Andre Fortier was named
              Chairman of the Board, replacing Mr. McCartney.
            >>

            "With the Company's recent decisions to discontinue mining operations at
Copper Rand by year-end and to suspend the bulk sample exploration program at
Corner Bay because of extreme difficulties in securing financing in the current marketplace and the decline in copper prices, there is uncertainty about the Company's ability to successfully execute its operating plans," said
Andre Fortier, Campbell's President and Chief Executive Officer. "We are still looking at various scenarios for the Company, but because these scenarios are largely dependent on items outside our control, there is no assurance that the
Company will be able to continue to operate as a going concern."

            FINANCIAL RESULTS

            As of January 1, 2007, results from the Copper Rand mine have been included in the consolidated operating results. Prior to this, Copper Rand mine was considered to be in the preproduction development stage and, as such, all costs, net of revenue from development ore, were deferred as mine development costs.
            As of September 11, 2007, operations at Joe Mann mine ceased and the mine was put on care and maintenance. The Joe Mann mine was Campbell's principal gold-mining operation.
            In October 2007, the Company commenced production at Merrill Pit.
            In the third quarter of 2008, Campbell operations produced 64,572 tons of ore yielding 2,080 ounces of gold and 2,343,188 pounds of copper. In the third quarter of 2007, 70,223 tons of ore were milled, yielding 5,030 ounces of gold and 1,625,926 pounds of copper. Production was slowed in August because of equipment and liquidity issues.
            For the first nine months of fiscal 2008, Campbell operations produced
227,765 tons of ore yielding 6,103 ounces of gold and 6,290,973 pounds of copper. In the first nine months of fiscal 2007, 161,749 tons of ore were milled, yielding 13,853 ounces of gold and 3,631,764 pounds of copper.
            A total of 1,600 ounces of gold and 1,894,123 pounds of copper were sold in the third quarter of 2008 compared to 8,341 ounces of gold and 2,463,726 pounds of copper for the same period of 2007. The average market price for gold in the third quarter of 2008 was $872 (US$838) per ounce compared to $711
(US$680) per ounce for the same period in 2007. The average market price for copper in the third quarter of 2008 was $3.49 (US $3.35). In the third quarter of 2008, the average sale price for gold was $930 per ounce compared to $682 in the same period of 2007. For copper, the average sale price was 4.10 per pound in the third quarter of 2008 compared to $3.41 in the same period of
2007.
            Net metal sales for the third quarter of 2008 reached $6.0 million compared to $12.8 million for the same period last year. For the first nine months of fiscal 2008, net metal sales totalled $15.8 million, compared to
$15.9 million in the corresponding period in 2007.
            As per the contract for the sale of concentrate between Campbell and
Ocean Partners UK Limited ("OP"), revenues for concentrate inventory shipped cannot be recognized until the transfer of ownership is completed when the concentrate is delivered to the discharge port. As at September 30, 2008, $6.9 million of inventory valued at lowest of cost and net realizable value was stored at Port of Quebec. On this amount of inventory, provisional payments in the amount of $7.7 million were received from OP. The contract was amended in
March 2008 to allow the Company to borrow money on concentrate to be shipped.
As at September 30, 2008, the credit facility was not used.
            The loss from operations totalled $30.2 million in the third quarter of
2008, compared to a loss of $4.0 million in the prior period. This loss from operation includes a write-down of properties of $26.3 million which relates to the discontinuation of operations at the Copper Rand mine. For the first nine months of 2008, the loss from operations totalled $36.7 million, compared to a $13.9 million loss from operations in the corresponding period in 2007.
            For the third quarter of 2008, Campbell recorded a net loss of $29.9 million or $0.06 per share, compared to a net loss of $3.9 million or $0.01 per for the same period in 2007. For the first nine months, Campbell recorded a net loss of $36.1 million or $0.08 per share, compared to a net loss of
$10.0 million or $0.03 per share for the same period in 2007.

            BOARD CHANGES

            Campbell also announced today that Graham Clow, Warren Holmes and Rene
Galipeau have resigned from the Board of Directors. The Board expressed its gratitude for the many contributions Messrs. Clow, Holmes and Galipeau have made to the Company, and wishes them well in their future endeavours.

            TERMINATION OF CONSULTING AGREEMENT

            The Company also announced today that Campbell and Nuinsco have jointly agreed to terminate their Operating Consulting Agreement, which was originally signed in 2006.

            About Campbell Resources

            Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The
Company's headquarters are located in Montreal, Quebec.

            Certain information contained in this release may contain
"Forward-Looking Statements" within the meaning of the Private Securities
Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

            <<
            CONSOLIDATED BALANCE SHEETS (UNAUDITED)

            (Expressed in thousands of Canadian dollars)
            -------------------------------------------------------------------------
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                                                            September 30 December 31
                                                                    2008        2007
                                       ----------------------------------------------
                                                                       $           $

            Assets

            Current assets
              Cash                                                   471         474
              Restricted cash                                      2,028       1,113
              Short-term investments                                  28          33
              Receivables                                          1,560       3,066
              Settlements receivable                               2,178         739
              Concentrate and metal inventories                    7,282       1,218
              Supply inventories                                     824       2,882
              Prepaids                                               226         408
            -------------------------------------------------------------------------
                                                                  14,597       9,933

            Amount receivable from Copper Rand/Portage
             Restoration Fiduciary Trust                           3,160       3,028
            Restricted cash                                        1,158       1,158
            Future income tax assets                               1,338       1,317
            Property, plant and equipment                         30,381      45,017
            Accrued benefit asset                                  5,132       4,897
            -------------------------------------------------------------------------
                                                                  55,766      65,350
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            Liabilities

            Current liabilities
              Short-term loan                                      7,193       1,996
              Accounts payable                                    20,030      15,411
              Accrued liabilities                                  9,832       5,954
              Prepayments for concentrate                          7,672         965
              Current portion of long-term debt                   23,145      18,337
            -------------------------------------------------------------------------
                                                                  67,872      42,663

            Asset retirement obligations                           7,716       7,396
            Long-term debt                                           121       2,688
            Future income and mining tax liabilities               6,661       6,472
            -------------------------------------------------------------------------
                                                                  82,370      59,219
            -------------------------------------------------------------------------

            Shareholders' (deficiency) equity

              Capital stock                                       98,810      96,639
              Warrants, stock options and conversion rights        8,269       9,432
              Contributed surplus                                  6,421       4,109

              Deficit                                           (140,090)   (104,040)
              Accumulated other comprehensive loss                   (14)         (9)
            -------------------------------------------------------------------------
                                                                (140,104)   (104,049)
            -------------------------------------------------------------------------
                                                                 (26,604)      6,131
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                                                  55,766      65,350
            -------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            (Expressed in thousands of Canadian dollars except per share amounts)
            -------------------------------------------------------------------------
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                                          Three months ended       Nine months ended
                                              September 30            September 30
                                            2008        2007        2008        2007
                                       ----------------------------------------------
                                               $           $           $           $

            Gross metal sales              7,069      14,201      18,550      17,397
            Treatment charges              1,028       1,420       2,786       1,490
            -------------------------------------------------------------------------
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            Net metal sales                6,041      12,781      15,764      15,907
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Expenses
              Cost of sales                7,900      15,025      19,240      24,988
              Depreciation and
               amortization                  904         814       2,940       2,203
              Write-down of properties    26,283           -      26,283           -
              General administration         610         539       2,103       1,901
              Stock-based compensation         -         336           -         336
              Warrants issued as fee for
               short-term financial
               arrangement                     -           -         427           -
              Reorganisation and CCAA
               costs                         114          74         148         281
              Care and maintenance           434          15       1,336          91
            -------------------------------------------------------------------------
                                          36,245      16,803      52,477      29,800
            -------------------------------------------------------------------------

            Loss before the following
             items                       (30,204)     (4,022)    (36,713)    (13,893)

            Interest expense on
             short-term loan                  (9)        (24)       (211)       (185)
            Interest and financial
             expenses on long-term
             debt                           (314)       (712)     (1,106)     (1,280)
            Interest income                    1           9          20          37
            -------------------------------------------------------------------------
            Loss from operations         (30,526)     (4,749)    (38,010)    (15,321)

            Other income (expense)
              Other (expense) income         645         809         338       5,295
            -------------------------------------------------------------------------

            Loss before taxes            (29,881)     (3,940)    (37,672)    (10,026)

            Income and mining taxes            -           -       1,622           -
            -------------------------------------------------------------------------

            Net loss                     (29,881)     (3,940)    (36,050)    (10,026)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Weighted average number of
             common shares ('000)        468,712     409,205     449,325     385,151
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Loss per share undiluted
             and diluted                    0.06        0.01        0.08        0.03
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED)
            (Expressed in thousands of Canadian dollars)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                          Three months ended       Nine months ended
                                              September 30            September 30
                                            2008        2007        2008        2007
                                       ----------------------------------------------
                                               $           $           $           $

            Contributed surplus

            Balance, beginning of period   6,421       3,991       4,109       1,996

            Stock options expired and
             cancelled                         -           5          69           5
            Warrants expired                   -           -       2,243       1,995
            -------------------------------------------------------------------------
            Balance, end of period         6,421       3,996       6,421       3,996
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Deficit

            Balance, beginning of
             period                      110,209      91,138     104,040      85,052

            Net loss                      29,881       3,940      36,050      10,026
            -------------------------------------------------------------------------
            Balance, end of period       140,090      95,078     140,090      95,078
            -------------------------------------------------------------------------
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            CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
            (Expressed in thousands of Canadian dollars)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                          Three months ended       Nine months ended
                                              September 30            September 30
                                            2008        2007        2008        2007
                                       ----------------------------------------------
                                               $           $           $           $

            Net Loss                      29,881       3,940      36,050      10,026

            Other comprehensive income,
             net of income tax:
              Unrealized losses (gain)
               on available-for-sale
               investments arising
               during the period               3          36           5         115
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            Comprehensive loss            29,884       3,976      36,055      10,141
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            >>
            %SEDAR: 00001579EF          %CIK: 0000718053

            /For further information: Campbell Resources Inc.: Andre Fortier,
President and Chief Executive Officer, (514) 875-9037, Fax: (514) 875-9764,
afortier(at)campbellresources.com; Alain Blais, Vice-president and General
Manager of Operations, (418) 748-7691, Fax: (418) 748-7696,
ablais(at)campbellresources.com; Renmark Financial Communications Inc.: Henri
Perron: hperron(at)renmarkfinancial.com; John Boidman:
jboidman(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
            (CCH. CBLRF)

CO:  CAMPBELL RESOURCES INC.

CNW 11:48e 14-NOV-08